Exhibit 99.2

PRESS RELEASE
REGULATED INFOMATION

Publication relating to a transparency notification

Mont-Saint-Guibert (Belgium), July 19, 2021, 10.30pm CET / 4.30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

On July 16, 2021, Nyxoah received a transparency notification from BNP Paribas Asset Management SA following the passive downward crossing of the lowest threshold on July 7, 2021. As of such date, BNP Paribas Asset Management SA (through its affiliate BNP Paribas Asset Management France SAS) held 696,562 shares, representing 2.79% of the total number of voting rights on July 7, 2021 (25,002,609).

The notification dated July 16, 2021 contains the following information:

•	Reason for the notification: passive crossing of a threshold; downward crossing of the lowest threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement: BNP Paribas Asset Management SA (with address at SA 47000-75318 Parias cedex 09-France)
•	Date on which the threshold was crossed: July 7, 2021
•	Threshold that is crossed: 3%
•	Denominator: 25,002,609
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BNP Paribas Asset Management SA	0	0	0	0.00%	0.00%
BNP Paribas Asset Management France SAS	134,907	696,562	0	2.79%	0.00%
BNP Paribas Asset Management UK Ltd	529,473	0	0	0.00%	0.00%
Subtotal	664,380	696,562		2.79%
TOTAL		696,562		2.79%

•	Chain of controlled undertakings through which the holding is effectively held: BNP Paribas Asset Management France SAS and BNP Paribas Asset Management UK Ltd are controlled by BNP Paribas Asset Management SA, which in turn is controlled by BNP Paribas SA which benefits from the exemption to aggregate its participations with the participations of its subsidiaries that are investment companies, in accordance with article 21 paragraph 2 of the Royal Decree of 14 February 2008 on the disclosure of large shareholdings.
•	Additional information: BNP Paribas Asset Management France SAS is an investment company that exercises voting rights in a discretionary way.

*

* *

Contact:

Nyxoah

Fabian Suarez, Chief Financial Officer

fabian.suarez@nyxoah.com

+32 10 22 24 55

2